SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2006

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Quarterly Information

GOL Linhas Aéreas Inteligentes S.A.

September 30, 2006

GOL LINHAS AÉREAS INTELIGENTES S.A.

QUARTERLY INFORMATION

September 30, 2006

Index

Special Review Report	3

Quarterly Information - ITR

Balance Sheets	4
Statements of Income	6
Statements of Changes in Shareholders’ Equity	8
Statements of Changes in Financial Position	9
Notes to the Quarterly Information - ITR	11

SPECIAL REVIEW REPORT

The Board of Directors and Shareholders
Gol Linhas Aéreas Inteligentes S.A.

1.
We have performed a special review of the Quarterly Information - ITR of Gol Linhas Aéreas Inteligentes S.A. and subsidiaries for the quarter ended September 30 2006, comprising the balance sheets of the parent company and consolidated and the respective statements of income, the performance report and relevant information prepared in accordance with the accounting practices adopted in Brazil.

2.
We conducted our review in accordance with standards of IBRACON – Brazilian Institute of Independent Auditors, coupled with the Federal Accounting Council, consisting mainly of: (a) inquiry and discussion with the managers in charge of the Company’s accounting, financial and operating areas in relation to the main criteria adopted in the preparation of the Quarterly Information; and (b) review of information and subsequent events which have or may have relevant effects on the financial situation and operations of the Company.

3.
Based on our special review, we are not aware of any material modification that should be made to the Quarterly Information referred to above for them to be in conformity with the accounting practices adopted in Brazil, in accordance with the rules issued by the Brazilian Securities and Exchange Commission, specifically applicable to the preparation of the Quarterly Information.

São Paulo, October 19, 2006

ERNST & YOUNG
Auditores Independentes S.S.
CRC-2SP015199/O-1

Maria Helena Pettersson
Accountant CRC-1SP119891/O-0

GOL LINHAS AÉREAS INTELIGENTES S.A.
BALANCE SHEETS
September 30, 2006 and June 30, 2006
(In thousands of reais)

		Parent Company		Consolidated

	Note	09.30.2006	06.30.2006	09.30.2006	06.30.2006

ASSETS
Current assets
Cash and cash equivalents	3	86,212	109,204	666,778	448,315
Short-term investments	3	490,626	349,274	939,417	807,008
Accounts receivable	4	-	-	704,074	562,297
Allowance for doubtful accounts	4	-	-	(9,798)	(6,591)
Deferred taxes and carryforwards	5	25,829	29,906	58,916	46,036
Inventories	6	-	-	74,419	49,060
Pré-delivered deposits	8	-	-	62,688	-
Prepaid expenses		680	813	26,876	47,572
Dividends receivable		30,140	21,995	-	-
Other receivables		48,665	-	93,059	21,227

Total current assets		682,152	511,192	2,616,429	1,974,924

Non-current assets
Deposits for aircraft leasing
contracts		-	-	41,919	49,549
Deferred taxes and carryforwards	5	24,909	42,281	50,962	65,481
Investments	7	1,325,714	1,269,866	2,340	2,396
Property, plant and equipment
(include advances for aircraft
acquisition of R$ 453,109 on
September 30, 2006 and
R$518,523 on June 30, 2006)	8	-	-	765,220	802,841
Other		225	355	55,900	48,945

Total non-current assets		1,350,848	1,312,502	916,071	969,212

Total assets		2,033,000	1,823,694	3,532,500	2,944,136

		Parent Company		Consolidated

	Note	09.30.2006	06.30.2006	09.30.2006	06.30.2006

LIABILITIES
Current liabilities
Suppliers		109	584	119,616	46,502
Payroll and related charges		-	-	71,396	58,389
Tax obligations		14,195	4,006	67,871	71,836
Landing fees and duties payable		-	-	36,991	16,720
Airtraffic liability		-	-	311,439	229,696
Short-term borrowings	9	-	-	123,914	107,409
Dividends and interest on
shareholder’s equity		62,962	61,542	62,962	27,836
Other liabilities		35,280	-	39,778	36,956

Total current liabilities		112,546	66,132	833,967	595,344

Non-current liabilities
Long-term debt	9	-	-	750,635	565,895
Accounts payable and provisions		-	-	27,444	25,335

Shareholders’ equity
Capital stock		993,654	993,181	993,654	993,181
Capital reserves		89,556	89,556	89,556	89,556
Profit reserves		510,297	498,687	510,297	498,687
Retained earnings		328,907	170,383	328,907	170,383
Total comprehensive income,
net of taxes		(1,960)	5,755	(1,960)	5,755

Total shareholders’ equity		1,920,454	1,757,562	1,920,454	1,757,562

Total liabilities		2,033,000	1,823,694	3,532,500	2,944,136

See accompanying notes to the Quarterly Information - ITR.

GOL LINHAS AÉREAS INTELIGENTES S.A.

STATEMENTS OF INCOME (UNAUDITED)
Periods from July 1 to September 30, 2006 and 2005 and
From January 1 to September 30, 2006 and 2005
(In thousands of reais, except per share profit)

			Parent Company

		07.01.2006	07.01.2005	01.01.2006	01.01.2005
		to	to	to	to
	Note	09.30.2006	09.30.2005	09.30.2006	09.30.2005

Gross operating revenue
Passenger		-	-	-	-
Cargo		-	-	-	-
		-	-	-	-
Income taxes and contributions		-	-	-	-

Net operating revenues		-	-	-	-

Cost of services rendered		-	-	-	-

Gross profit		-	-	-	-

Operating expenses (income)
Commercial expenses		-	-	-	-
Administrative expenses		(2,049)	(1,054)	(6,756)	(1,331)
Others		48,665	-	48,665	-
Interest expenses	14	(30,803)	(4,490)	(98,807)	(20,193)
Interest income	14	22,977	15,360	38,474	29,257

		38,790	9,816	(18,424)	7,733

Results of equity interest
Equity accounting		202,335	106,982	436,476	265,281

Income before income tax and social
contribution		241,125	116,798	418,052	273,014

Income tax and social contribution	15	(38,397)	-	(23,920)	-

Income before reversal of interest on
shareholder´s equity		202,728	116,798	394,132	273,014

Reversal of interest on shareholder’s equity	14	29,504	-	96,947	-

Net income		232,232	116,798	491,079	273,014

Number of outstanding shares on the
balance sheet date		196,206,466	195,269,054	196,206,466	195,269,054

Earnings per share (R$)		1,18	0.60	2,50	1.40

See accompanying notes to the Quarterly Information - ITR.

GOL LINHAS AÉREAS INTELIGENTES S.A.

STATEMENTS OF INCOME (UNAUDITED)
Periods from July 1 to September 30, 2006 and 2005 and
From January 1 to September 30, 2006 and 2005
(In thousands of reais, except per share profit)

			Consolidated

		07.01.2006	07.01.2005	01.01.2006	01.01.2006
		to	to	to	to
	Note	09.30.2006	09.30.2005	09.30.2006	09.30.2005

Gross operating revenue
Passenger		1,050,024	692,076	2,730,583	1,827,427
Cargo		36,088	20,293	87,925	54,085
Other		39,577	12,239	81,645	42,687

		1,125,689	724,608	2,900,153	1,924,199
Income taxes and contributions		(42,718)	(27,950)	(110,138)	(76,214)

Net operating revenues		1,082,971	696,658	2,790,015	1,847,985

Cost of services rendered	13	(682,380)	(446,271)	(1,814,962)	(1,217,940)

Gross profit		400,591	250,387	975,053	630,045

Operating expenses (income)
Commercial expenses	13	(126,041)	(80,439)	(329,001)	(231,096)
Administrative expenses	13	(40,223)	(19,274)	(97,492)	(42,767)
Interest expenses	14	(64,388)	(27,975)	(195,708)	(80,264)
Interest income	14	65,058	48,323	182,322	136,468

		(165,594)	(79,365)	(439,879)	(217,659)

Nonoperating Results	7	75,118		75,118

Income before income tax and social
contribution		310,115	171,022	610,292	412,386

Income tax and social contribution	15	(107,387)	(54,224)	(216,160)	(139,372)

Income before reversal of interest on
shareholder´s equity		202,728	116,798	394,132	273,014

Reversal of interest on shareholder’s equity	14	29,504	-	96,947	-

Net income		232,232	116,798	491,079	273,014

Number of outstanding shares on the
balance sheet date		196,206,466	195,269,054	196,206,466	195,269,054

Earnings per share (R$)		1.18	0.60	2.50	1.40

See accompanying notes to the Quarterly Information - ITR.

GOL LINHAS AÉREAS INTELIGENTES S.A.
STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
September 30, 2006 and June 30, 2006
(In thousands of reais)

	Capital stock		Capital reserves		Profit reserves

				Subsidiary’s			Accumulated	Retained
			Goodwill in	special			other	earnings or
	Subscribed	Unrealized	share	goodwill	Legal	Reinvestment	comprehensive	accumulated
	capital	capital	transfer	reserve	reserve	reserve	income	deficit	Total

Balances at December 31, 2005	992,943	(1,739)	60,369	29,187	33,215	452,529	6,411	-	1,572,915

Realized capital increase	-	1,739	-	-	-	-	-	-	1,739
Total comprehensive income, net of taxes	-	-	-	-	-	-	2,258	-	2,258
Net income for the period	-	-	-	-	-	-	-	160,678	160,678
Profit allocation:
Constitution of legal reserve	-	-	-	-	8,034		-	(8,034)	-
Interim dividends and interest on own capital	-	-	-	-	-	-	-	(43,470)	(43,470)

Balances at March 31, 2006 (unaudited)	992,943	-	60,369	29,187	41,249	452,529	8,669	109,174	1,694,120

Realized capital increase	711	(473)	-	-	-	-	-	-	238
Total comprehensive income, net of taxes	-	-	-	-	-	-	(2,914)	-	(2,914)
Net income for the period	-	-	-	-	-	-	-	98,169	98,169
Profit allocation:
Constitution of legal reserve	-	-	-	-	4,909		-	(4,909)	-
Interim dividends and interest on own capital	-	-	-	-	-	-	-	(32,051)	(32,051)

Balances at June 30, 2006 (unaudited)	993,654	(473)	60,369	29,187	46,158	452,529	5,755	170,383	1,757,562

Realized capital increase	-	473	-	-	-	-	-	-	473
Total comprehensive income, net of taxes	-	-	-	-	-	-	(7,715)	-	(7,715)
Net income for the period	-	-	-	-	-	-	-	232,232	232,232
Profit allocation:
Constitution of legal reserve	-	-	-	-	11,610		-	(11,610)	-
Interim dividends and interest on own capital	-	-	-	-	-	-	-	(62,098)	(62,098)

Balances at September 30, 2006 (unaudited)	993,654	-	60,369	29,187	57,768	452,529	(1,960)	328,907	1,920,454

See accompanying notes to the Quarterly Information - ITR.

GOL LINHAS AÉREAS INTELIGENTES S.A.

STATEMENTS OF INCOME (UNAUDITED)
Periods from July 1 to September 30, 2006 and 2005 and
From January 1 to September 30, 2006 and 2005
(In thousands of reais, except per share profit)

			Parent Company

		07.01.2006	07.01.2005	01.01.2006	01.01.2005
		to	to	to	to
	Note	09.30.2006	09.30.2005	09.30.2006	09.30.2005

FINANCIAL RESOURCES PROVIDED BY
Resourced generated by (used in) operations:
Net Income for the period		232,232	116,798	491,079	273,014
From operations:
Items that not affect net working capital:
Equity accounting		(202,335)	(106,982)	(436,476)	(265,281)
Deferred taxes	15	38,697	-	23,920	-
Long term taxes and monetary variations		-	7,456	-	11,932

		68,594	17,272	78,523	19,665
From shareholders:
Capital payment		473	-	2,450	-
Capital increase		-	-	-	271,330

		473	-	2,450	271,330
From third-parties:
Decrease in non-current assets		-	-	-	378,856
Increase in non-current liabilities		-	-	-	667
Investments decrease		146,487	-	149,439	-

Total sources		215,554	17,272	230,412	670,518

USE OF RESOURCES
In operations:
Proposed dividends and interest on shareholder’s equity		62,098	-	137,619	-
Investments in subsidiaries		-	-	-	-
Acquisition of property, plant and equipment		-	119,891	-	380,233
Decrease in non-current liabilities		-	50,735	-	-
Total comprehensive income, net of taxes	18	7,715	-	8,371	-
Investments in others non-current assets		21,195	7,456	3,959	-

Total investments		91,008	178,082	149,949	380,233

Increase (decrease) in net working capital		124,546	(160,810)	80,463	290,285

Change in net working capital
Current assets:
At end of the period		682,152	310,376	682,152	310,376
At beginning of the period		511,192	471,161	608,447	80,541

		170,960	(160,785)	73,705	229,835
Current liabilities:
At end of the period		112,546	673	112,546	673
At beginning of the period		66,132	648	119,304	61,123

		46,414	25	(6,758)	(60,450)

Increase in working capital		124,546	(160,810)	80,463	290,285

See accompanying notes to the Quarterly Information - ITR.

GOL LINHAS AÉREAS INTELIGENTES S.A.

STATEMENTS OF INCOME (UNAUDITED)
Periods from July 1 to September 30, 2006 and 2005 and
From January 1 to September 30, 2006 and 2005
(In thousands of reais, except per share profit)

			Consolidated

		07.01.2006	07.01.2005	01.01.2006	01.01.2005
		to	to	to	to
	Note	09.30.2006	09.30.2005	09.30.2006	09.30.2005

FINANCIAL RESOURCES PROVIDED BY
Resourced generated by (used in) operations:
Net Income for the period		232,232	116,798	491,079	273,014
From operations:
Items that not affect net working capital:
Depreciation and amortization	13	16,472	8,721	44,149	24,140
Deferred taxes	15	20,766	(6,831)	214	(6,212)

		269,470	118,688	535,442	290,942
From shareholders:
Capital payment		473	-	2,450	-
Capital increase		-	-	-	271,330

		473	-	2,450	271,330
From third-parties:
Decrease in non-current assets		-	12,374	-	14,999
Increase in non-current liabilities		186,849	995	748,664	-
Decrease in property, plant and equipment,
including pre-delivery deposits		21,149	-	-	-

Total sources		477,941	132,057	1,286,556	577,271

USE OF RESOURCES
In operations:
Proposed dividends and interest on shareholder’s
equity		62,098	-	137,619	-
Capital payment with shares of the subsidiary		-	250	-	489
Acquisition of property, plant and equipment,
including pre-delivery deposits		-	170,438	229,341	347,862
Decrease in non-current liabilities			-	-	4,406
Total comprehensive income, net of taxes	18	7,715	-	8,371	-
Investments in others non-current assets		6,144	2,190	22,842	4,635

Total investments		75,957	172,878	398,173	357,392

Increase (decrease) in net working capital		401,984	(40,821)	888,383	219,879

Change in net working capital
Current assets:
At end of the period		2,615,531	1,438,915	2,615,531	1,438,915
At beginning of the period		1,974,924	1,515,424	1,546,707	1,312,050

		640,607	(76,509)	1,068,824	126,865
Current liabilities:
At end of the period		833,967	424,800	833,967	424,800
At beginning of the period		595,344	460,488	653,526	517,814

		238,632	(35,688)	180,441	(93,014)

Increase in working capital		401,984	(40,821)	888,383	219,879

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED)
Period from July 1 to September 30 2006 and 2005
(In thousands of reais)

1. Business Overview

Gol Linhas Aéreas Inteligentes S.A. (Company or GLAI) is the parent company of Gol Transportes Aéreos S.A. (GOL), a low-cost low-fare airline company based in Brazil, which provides regular air transportation services among Brazilian cities and also for cities in Argentina, Bolivia, Paraguay, Uruguay and Chile. The Company’s strategy is to grow and increase results of its businesses, popularizing and stimulating demand for safe air transportation in South America for business and leisure passengers, keeping its costs among the lowest in the industry world wide. The Company’s fleet, simplified and with a single class of services, ranks among the sector’s newest and most modern, with low operation costs and high utilization and efficiency levels.

GOL started its operations at January 15, 2001 and at September 30, 2006 it operated a 54-aircraft fleet, comprised of 14 Boeing 737-800, 26 Boeing 737-700 and 14 Boeing 737-300. During the nine first months of 2006, the Company inaugurated 8 new destinations, increasing served destinations to 53 (46 in Brazil, 3 in Argentina, 1 in Bolivia, 1 in Paraguay , 1 in Uruguay and 1 in Chile).

At September 30, 2006 and June 30, 2006, the Company’s share ownership structure is as follows:

		09.30.2006			06.30.2006

	Common	Preferred	Total	Common	Preferred	Total

ASAS Investment Fund	100.00%	39.32%	72.59%	98.30%	40.16%	72.60%
Others	-	3.06%	1.39%	1.70%	1.02%	1.40%
Market	-	57.62%	26.02%	-	58.82%	26.00%

	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

The Company incorporated in March 2006 two new subsidiaries, GAC Inc. and Gol Finance, located in Cayman Islands, whose activities are relate to aircraft acquisition and financing.

2. Basis of Preparation and Presentation of the Quarterly Information

The Quarterly Information were prepared in accordance with the generally accepted accounting principles in Brazil and the provisions contained in the Brazilian Corporation Law, in the Chart of Accounts prepared by the Civil Aviation Department – DAC (now Civil Aviation National Agency – ANAC) and the supplementary rules of the Brazilian Securities and Exchange Commission – CVM, consistently applied to the financial statements for the year ended December 31, 2005.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED)
Period from July 1 to September 30 2006 and 2005
(In thousands of reais)

2. Basis of Preparation and Presentation of the Quarterly Information – Continued

Additionally, the Management started to adopt the following accounting practices:

a) Sale and leaseback transactions

The gains on sale-leaseback transactions are fully recognized as non-operational results.

b) Return conditions

The Company operates leased aircraft based on operating lease agreements. The lease agreements establish the conditions in which the aircraft will have to be returned at the end of the leasing period. Depending on the aircraft and its parts utilization and maintenance conditions, at the date of the end of the agreement, the Company may be asked to make additional payments to the lessor regarding such contractual obligations. The Company accrues those costs, if any, on the date they can be estimated and probable. Currently there is no accrual constituted for this purpose.

c) Information on disclosures made based on USGAAP

The accounting practices adopted in Brazil differ from accounting principles generally accepted in the United States – USGAAP applicable to the air transportion segment, especially the allocation of maintenance expenses to income. At September 30, 2006, the net income for the year, in accordance with accounting practices adopted in Brazil (BRGAAP), was R$ 14,598 higher (R$ 88,729 at December 31, 2005) due to this difference and the respective tax effects in comparison with net income under USGAAP. At this same date, shareholder’s equity presented in the Company’s corporate Quarterly Information was R$237,763 (R$ 249,416 at December 31, 2005) lower due to, mainly, the gains on aircraft sale and leaseback transactions, the accumulated difference in the allocation of maintenance expenses and respective tax effects, also as the result of the accounting for stock options granted to executives and employees. There are also certain differences in the classification of assets, liabilities and income items. The Company discloses significant information on transactions in a consistent way in the corporate Quarterly Information and in accordance with USGAAP.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED) – Continued
Period from July 1 to September 30 2006 and 2005
(In thousands of reais)

2. Basis of Preparation and Presentation of the Quarterly Information – Continued

The Quarterly Information includes in the appendix I, as supplementary information, the statement of cash flow – prepared by the indirect method, from accounting records, based on the guidelines of IBRACON – Brazilian Institute of Independent Auditors. Management considers this information material to the market.

The Company has adopted the Level 2 Differentiated Corporate Governance Practices with the São Paulo Stock Exchange – BOVESPA, starting to integrate indices of Shares with Differentiated Corporate Governance – IGC, Shares with Differentiated Tag Along – ITAG and Corporate Sustainability – ISE, created to differ companies committed to adopting differentiated corporate governance practices. The Company’s Quarterly Information comprise the additional requirements of BOVESPA Novo Mercado.

The Quarterly Information includes the accounts of Gol Linhas Aéreas Inteligentes S.A. and its controlled enterprises Gol Transportes Aéreos S.A., GAC Inc., Gol Finance LLP e Gol Finance. The consolidation process of patrimonial and result accounts consolidation consists in summing horizontally the balances of the assets, liabilities, revenues and expenses accounts, according to their nature, added to the elimination of the parent company’s participation in the equity.

The Quarterly Information are presented in compliance with the pronouncement of IBRACON NPC 27 – Accounting Statements – Presentation and Disclosures.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED) – Continued
Period from July 1 to September 30 2006 and 2005
(In thousands of reais)

3. Cash and Cash Equivalents and short-term investments

	Parent Company		Consolidated

	09.30.2006	06.30.2006	09.30.2006	06.30.2006

Cash and cash equivalents
Cash and banks	1,719	3,831	65,981	58,258
Financial Investments
Fixed income	28,521	41,618	83,902	83,287
Variable income	708	156	1,330	487
Government securities	2,139	-	2,139	-
Government securities overseas	-	-	389,674	212,313
Bank Deposit Certificates – CDB	53,125	63,599	123,752	93,970

	86,212	109,204	666,778	448,315

Short-term Investments
Local currency
Bank Deposit Certificates – CDB	293,091	235,992	397,127	280,611
Government securities	197,535	113,282	227,372	113,282
Fixed income investments overseas	-	-	314,918	413,115

	490,626	349,274	939,417	807,008

Financial investments in CDB (Bank Deposit Certificate) have an average remuneration, net of taxes, of approximately 1.12% per month, based on the CDI (Interbank Deposit Certificate) variation, and may be redeemed at any time without loss of the recognized revenue. Fixed income investments overseas refer to government securities issued by the Austrian Government held by Gol Transportes Aéreos S.A. that earn interest, net of taxes, of 0.87% per month and government securities issued by the U.S. Government (T-Bills) and securities issued by international banks (“time deposits” and swaps) that conjunctly bear interest of approximately 1.10% per month, being these held by GAC Inc.

The Company and its subsidiary Gol Transportes Aéreos S.A. hold 100% of the quotas of exclusive investment funds, constituted as mutual fund with indefinite term and with tax neutrality, resulting in benefits to their quota holders. Investments in exclusive investment funds have daily liquidity. The exclusive fund portfolio management is carried out by external managers who follow the investment policies established by the Company.

Based on the financial statements of the exclusive funds, prepared according to the rules of the Central Bank of Brazil – BACEN, these investments are classified as securities for trading, appraised at market value, whose earnings are reflected in financial revenues.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED) – Continued
Period from July 1 to September 30 2006 and 2005
(In thousands of reais)

3. Cash and Cash Equivalents and short-term investments – Continued

Financial assets integrating fund portfolios are recorded, as applicable, in the Special System for Settlement and Custody – SELIC, in the Brazilian Custody and Settlement Chamber – CETIP or on the Brazilian Mercantile and Futures Exchange – BM&F.

Investment funds take part in operations comprising financial derivative instruments recorded in equity or compensation accounts that aim to manage the Company’s exposure to market risks and foreign exchange rates. The value of financial investments linked to hedge agreement guarantees was R$ 8,672 as of September 30. Information concerning risk management policies and the positions of open derivative financial instruments are detailed in Note 18.

4. Accounts receivable

	Consolidated

	September 30, 2006	June 30, 2006

Credit Cards Administrators	561,121	444,283
Travel Agencies	97,392	88,896
Cargo Agencies	10,226	10,371
Other	35,335	18,747

	704,074	562,297
Allowance for doubtful accounts	(9,798)	(6,591)

	694,276	555,706

The variation in the allowance for doubtful accounts is as follows:

	Consolidated

	September 30, 2006	June 30, 2006

Balances in the beginning of the period	6,591	5,808
Additions	3,652	1,314
Recoveries	(445)	(531)

Final balances of the period	9,798	6,591

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED) – Continued
Period from July 1 to September 30 2006 and 2005
(In thousands of reais)

4. Accounts receivable – Continued

The ageing of the accounts receivable is as follows:

	Consolidated

	September 30, 2006	June 30, 2006

Not past-due	691,463	552,907
Past-due for less than 30 days	1,908	2,799
Past-due for 31 to 60 days	985	602
Past-due for 61 to 90 days	299	791
Past-due for 91 to 180 days	1,974	2,025
Past-due for 181 to 360 days	3,303	2,533
Past-due for more than 360 days	4,142	640

	704,074	562,297

5. Deferred Taxes, Recoverable Taxes or Carryforwards, Short and Long-Term

	Parent Company		Consolidated

	09.30.2006	06.30.2006	09.30.2006	06.30.2006

Recoverable taxes or carryforwards
PIS and Cofins credits	26	26	1,322	2,033
Prepayment of IRPJ and CSSL	6,985	6,985	10,469	8,553
Credit of IRRF on financial investments	8,523	5,275	17,010	6,593
Other	423	423	13,513	5,828

	15,957	12,709	42,314	23,007

Deferred income tax and social contribution
Accumulated tax losses and social contribution negative basis	34,781	59,478	34,781	59,478
Tax credits arising from incorporation	-	-	15,080	16,540
Temporary differences	-	-	17,433	12,492

	34,781	59,478	67,294	88,510
Short-Term	(25,829)	(29,906)	(58,916)	(46,036)

Long-Term	24,909	42,281	50,962	65,481

Tax credits resulting from accumulated deficit and social contribution negative basis were recorded based on the expectation of the generation of future taxable income observing legal limitations. As further detailed, the forecast of the generation of future taxable income indicates the existence of taxable income in sufficient amount to realize the tax credits, and are supported by the Company’s business plans, approved by the Board of Directors:

	2007	2008	2009	2010	Total

Forecasted realization	16,602	37,466	11,730	1,496	67,294

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED) – Continued
Period from July 1 to September 30 2006 and 2005
(In thousands of reais)

6. Inventories

	Consolidated

	September 30, 2006	June 30, 2006

Consumable material	2,040	3,115
Parts and maintenance material	22,820	22,729
Prepayment to suppliers	30,800	16,238
Other	18,759	6,978

	74,419	49,060

7. Investments in Subsidiaries

Turnover of investments:

	Gol
	Transportes	Gol Finance	GAC	Gol	Total dos
	Aéreos S.A.	LLP	Inc.	Finance	Investimentos

Balances at December 31, 2005	685,699	352,978	-	-	1,038,677

Capital increase	-	60,144			60,144
Equity accounting	146,640	(2,152)			144,488
Unrealized hedge results	2,258	-			2,258
Dividends	(35,126)	-			(35,126)

Balances at March 31, 2006	799,471	410,970	-	-	1,210,441

Capital increase	-	-	-	-	-
Equity accounting	59,093	(7,607)	2,181	3	53,670
Unrealized hedge results	5,755	-	-	-	5,755

Balances at June 30, 2006	864,319	403,363	2,181	3	1,269,866

Capital increase	-	-	-	-	-
Equity accounting	95,784	631	74,358	1,335	172,108
Unrealized hedge results	(1,960)	-	-	-	(1,960)
Prepaid dividends	(114,300)				(114,300)

Balance at September 30, 2006	843,843	403,994	76,539	1,338	1,325,714

The gains on the sale-leaseback transactions during the period ended September 30, 2006 in the amount of R$75,118 are registered in GAC Inc.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED) – Continued
Period from July 1 to September 30 2006 and 2005
(In thousands of reais)

8. Property, Plant and Equipment

		09.30.2006			06.30.2006

	Annual
	depreciation	Cost	Accumulated
	rate		Depreciation	Net value	Net value

Flight equipment
Aircraft	13%	31,851	(10,536)	21,315	16,201
Spare engines	20%	54,202	-	54,202	54,202
Replacement part kits	20%	225,381	(93,428)	131,953	124,674
Aircraft and safety equipment	20%	960	(231)	729	704
Tools	10%	4,383	(459)	3,924	2,515

		316,777	(104,654)	212,123	198,296
Property, plant and equipment in service
Software licenses	20%	21,601	(8,925)	12,676	13,075
Computers and peripherals	20%	12,266	(4,077)	8,189	6,335
Vehicles	20%	2,958	(1,144)	1,814	1,268
Machinery and equipment	10%	9,633	(1,022)	8,611	5,944
Furniture and fixtures	10%	8,131	(1,393)	6,738	5,418
Facilities	10%	2,933	(327)	2,606	1,982
Communication equipment	10%	1,360	(293)	1,067	993
Brand names and patents	-	37	-	37	37
Maintenance Center	7.27%	35,146	-	35,146	-
Leasehold improvements	4%	3,589	(1,567)	2,022	2,416
Work in progress	-	21,082	-	21,082	48,554

		118,736	(18,748)	99,988	86,022

		435,513	(123,402)	312,111	284,318

Advances for aircraft acquisition	-	453,109	-	453,109	453,109

		888,622	(123,402)	765,220	737,427

Advances for aircraft acquisition refer to prepayments made based on the agreements entered into with Boeing Company for the purchase of 61 Boeing 737-800 Next Generation (67 aircraft at June 30, 2006), as further explained in Note 16, and capitalized interest of R$ 32,410 are included (R$ 26,496 at June 30, 2006). Due to the sale-leaseback transactions agreed, the pre-delivery deposits that will be refunded are classified in current assets.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED) – Continued
Period from July 1 to September 30 2006 and 2005
(In thousands of reais)

9. Short-Term and Long-Term Borrowings

		Consolidated

	Annual
	Interest	September 30,	September 30,
Current:	rate	2006	2006

Brazilian Currency
Working capital	16.13%	117,731	107,409
BNDES Loan	10.15%	5,462

		123,193	107,409
Foreign Currency
IFC Loan	7.17%	721	-

Total short-term borrowings and financings		123,914	107,409

Long term:
Brazilian Currency
BNDES Loan	10.15%	58,666	-

Foreign Currency
Bank Loans	5.00%	131,405	110,715
IFC Loan	7.17%	107,150	-

		297,221	110,715

Perpetual notes	8.75%	453,414	455,180

Total long-term borrowings and financings		750,635	565,895

( a ) Working Capital

At September 30, 2006, the Company maintained nine short-term credit lines with five financial institutions that allowed borrowings up to R$ 446,000. Five of those lines are guaranteed by promissory notes which allow borrowings up to R$ 264,000 and at September 30, 2006, there were outstanding borrowings under these facilities amounting R$ 117,731.

( b ) Perpetual Notes

In April 2006, the company, through its wholly-owned subsidiary Gol Finance, issued R$ 455 million (US$ 200 million) guaranteed by GOL. The notes have no fixed final maturity date and are callable at par by the Company after five years of the issuance date. The Company intends to use the resource to finances the acquisition of aircraft as a complement to its own cash resources, and to the bank financings guaranteed by the U.S. Exim Bank. At September 30, 2006, there was R$ 453,414 outstanding under this facility.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED) – Continued
Period from July 1 to September 30 2006 and 2005
(In thousands of reais)

9. Short-Term Borrowings – Continued

( c ) Bank Loans

In April 2006, the Company, through its wholly-owned subsidiary GAC Inc., arranged firm an up to R$ 130 million (US$ 60 million) borrowing facility with Credit Suisse guaranteed by promissory notes. The tenor of the loan is 2.7 years with an annual interest rate of 3-month Libor. At September 30, 2006, there was R$ 131,405 (US$ 60,438 ) outstanding under this facility.

( d ) Other Financings

In June 2006, GOL signed long term borrowing agreements for R$ 75.7 million (US$ 35.0 million) with the BNDES (the Brazilian Development Bank) and for R$ 108 million (US$50 million) with the International Finance Corporation (IFC).

The BNDES credit line is being used to finance a major portion of the construction and expansion of the Gol Aircraft Maintenance Center at the International Airport of Confins, in the state of Minas Gerais, the acquisition of national equipment and materials. The loan has a term of five years with interest of TJLP + 2.65% p.a. and is guaranteed by accounts receivable. As of September 30, 2006, there was R$62,812 (US$ 28,890) outstanding under this facility.

The financings with the International Finance Corporation (IFC) is being used to acquire aircraft spare parts inventories and working capital. The loan has a term of six years with interest of LIBOR + 1.875% p.a. and is guaranteed by spare parts. As of September 30, 2006, there was R$ 107,150 (US$ 49,282) outstanding under this facility.

The long-term financings maturities, except for the Perpetual notes, considering the 12-month period from October 1 to September 30 of each year are as follows:

					Beyond
	2007	2008	2009	2010	2010	Total

Brazilian Currency
BNDES Loan	15,549	12,809	12,882	-	17,426	58,666

Foreign Currency
IFC Loan	17,858	35,717	35,717	17,858	-	107,150
Bank Loans	-	131,405	-	-	-	131,405

	17,858	167,122	35,717	17,858	-	238,555

Total	33,407	179,931	48,599	17,858	17,426	297,221

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED) – Continued
Period from July 1 to September 30 2006 and 2005
(In thousands of reais)

10. Provision for Contingencies

	Consolidated

	September 30, 2006	June 30, 2006

Provision for labor contingencies	680	617
Provision for civil contingencies	4,059	3,360
Provision for tax contingencies	21,948	20,195

	26,687	24,172

There were no significant changes in the status of the proceedings as disclosures in the Financial Statements of the year ended December 31, 2005.

11. Transactions with Related Parties

GOL maintains an agreement with associated companies for passenger and luggage transportation between airports and for the transportation of employees, executed under normal market conditions.

GOL is the tenant of the property located at Rua Tamoios, 246, in the city of São Paulo, State of São Paulo, owned by the associated company whose agreement expires at March 31, 2008 and has an annual price restatement clause basPed on the General Market Price Index (IGP-M).

The balances payable to the associated companies, in the amount of R$ 63 (R$ 130 at June 30, 2006) are included in the suppliers’ balance jointly with third-party operations. The amount of expenses which affected the income for the second quarter of 2006 is R$ 1,154 (R$ 686 in the third quarter of 2005).

12. Shareholders’ Equity

a) Capital stock

i. On September 30, 2006, the capital stock is represented by 107,590,792 common shares and 88,615,674 preferred shares.

ii. The authorized capital stock at September 30, 2006 is R$ 2,000,000. Within the authorized limit, the Company may, by means of the Board of Directors’ resolution, increase the capital stock regardless of any amendment to the Bylaws, through issue of shares, without keeping any proportion between the different classes of shares. The Board of Directors shall determine the conditions for the issue, including the payment price and period. At the discretion of the Board of Directors, the preemptive right may be excluded, or the period for its exercise be reduced, in the issue of preferred shares, placement of which is made through sale on a stock exchange or by public subscription, or also through the exchange for shares, in a control acquisition public offering, as provided for by the law. Issue of beneficiary parties is prohibited under the terms of the Company’s Bylaws.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED) – Continued
Period from July 1 to September 30 2006 and 2005
(In thousands of reais)

12. Shareholders’ Equity – Continued

a) Capital stock – Continued

iii. Preferred shares have no voting rights, except concerning the occurrence of specific facts allowed by the Brazilian legislation. These shares have as preference: priority in the reimbursement of capital, without premium and right to be included in the public offering arising from the sale of control, at the same price paid per share of the controlling block, assuring dividend at least equal to that of common shares.

iv. The quote of the shares of Gol Linhas Aéreas Inteligentes S.A., at September 30, 2006, on the São Paulo Stock Exchange – BOVESPA, corresponded to R$ 75.00 and US$ 34.35 on the New York Stock Exchange – NYSE. The equity value per share at June 30, 2006 is R$ 9.79 (R$ 9.00 at June 30, 2006).

b) Dividends and Interest on Shareholder’s Equity

In accordance with Law No. 9,249, - Changes in income tax, social contribution and other steps legislation, as of December 26, 1995 the Company made a payment to shareholders of interest on shareholder’s equity, calculated on the accounts of the shareholders’ equity and limited to the “pro rata die” variation of the Long-Term Interest Rate – TJLP, in the amount of R$ 35,391 (including the IRRF in the amount of R$ 4,341) referring to the first quarter of 2006 and of R$ 32,051 (including the IRRF in the amount of R$ 1,292) referring to the second quarter of 2006.

The proposed interest on shareholder’s equity, in the amount of R$ 29,506 (including the IRRF in the amount of R$ 1,266), and the complementary dividends in the amount of R$ 32,592 referring to the third quarter of 2006 will be paid in the fourth quarter of 2006. Such interest on shareholder’s equity will be inputed to the mandatory minimum dividend for the year ended December 31, 2006.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED) – Continued
Period from July 1 to September 30 2006 and 2005
(In thousands of reais)

13. Cost of Services Rendered, Sales and Administrative Expenses

3Q06	Consolidated

	07.01.2006					07.01.2005
	to					to
	09.30.2006					09.30.2005

	Cost of
	services	Sales	Administrative
	rendered	expenses	expenses	Total	%	Total	%

Salaries, wages and benefits	97,257	-	14,175	111,432	13.1	64,803	11.9
Aircraft fuel	357,711	-	-	357,711	42.2	208,711	38.2
Aircraft leasing	80,978	-	-	80,978	9.5	62,135	11.4
Maintenance material and repair	41,267	-	-	41,267	4.9	5,951	1.1
Aircraft and traffic servicing	25,666	-	19,463	45,129	5.3	25,869	4.7
Sales and marketing	-	126,041	-	126,041	14.9	80,439	14.7
Landing fees	50,181	-	-	50,181	5.9	24,190	4.4
Depreciation and amortization	14,704	-	1,769	16,473	1.9	8,721	1.6
Other expenses	14,616	-	4,816	19,432	2.3	65,165	11.9

	682,380	126,041	40,223	848,644	100.0	545,984	100.0

2006 Accumulated	Consolidated

	09.30.2006					09.30.2005

	Cost of
	services	Sales	Administrative
	rendered	expenses	expenses	Total	%	Total	%

Salaries, wages and benefits	244,716	-	35,667	280,383	12.5	172,638	11.6
Aircraft fuel	895,773	-	-	895,773	40.0	547,499	36.7
Aircraft leasing	220,907	-	-	220,907	9.9	176,394	11.8
Maintenance material and repair	101,479	-	-	101,479	4.5	30,245	2.0
Aircraft and traffic servicing	75,714	-	41,596	117,310	5.2	63,240	4.2
Sales and marketing	-	329,001	-	329,001	14.7	231,096	15.5
Landing fees	112,190	-	-	112,190	5.0	64,631	4.3
Depreciation and amortization	39,326	-	4,823	44,149	2.0	24,140	1.6
Other expenses	124,857	-	15,406	140,263	6.2	181,920	12.3

	1,814,962	329,001	97,492	2,241,455	100.0	1,491,803	100.0

At September 30, 2006, aircraft fuel expenses include R$ 3,218, arising from results with derivatives represented by fuel hedge contract results expired in the period and measured as effective to hedge the expenses against fuel price fluctuations.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED) – Continued
Period from July 1 to September 30 2006 and 2005
(In thousands of reais)

14. Net Financial Income

	Parent Company		Consolidated

	07.01.2006	01.01.2006	07.01.2006	01.01.2006
	to	to	to	to
	09.30.2006	09.30.2006	09.30.2006	09.30.2006

Financial Expenses:
Interest on loans	-	-	(24,497)	(51,409)
Foreign exchange variations on liabilities	(1,150)	-	-	(24,468)
Losses on financial instruments	-	-	(3,933)	(5,642)
CPMF tax	(120)	(1,620)	(3,303)	(10,444)
Monetary variations on liabilities	-	-	(1,059)	(2,446)
Interest on shareholder’s equity	(29,504)	(96,947)	(29,504)	(96,947)
Other	(29)	(240)	(2,092)	(4,352)

	(30,803)	(98,807)	(64,388)	(195,708)

Financial income:
Interest and gains on financial investments	-	390	16,943	35,499
Foreign exchange variations on assets	6,268	-	3,810	23,881
Gains on financial instruments	16,709	38,084	26,219	95,485
Capitalized interest	-	-	9,149	16,854
Monetary variations on assets	-	-	2,277	3,750
Other	-	-	6,660	6,853

	22,977	38,474	65,058	182,322

Net financial income	(7,826)	(60,333)	670	(13,386)

	Parent Company		Consolidated

	07.01.2005	01.01.2005	07.01.2005	01.01.2005
	to	to	to	to
	09.30.2005	09.30.2005	09.30.2005	09.30.2005

Financial Expenses:
Interest on loans	-	-	(8,812)	(19,257)
Foreign exchange variations on liabilities	(987)	(3,581)	(9,001)	(24,027)
CPMF tax	-	-	(461)	(1,337)
Monetary variations on liabilities	-	(1,261)	(2,040)	(7,649)
Public offering expenses	(3,503)	(14,996)	(3,503)	(14,996)
Other	-	(355)	(4,158)	(12,998)

	(4,490)	(20,193)	(27,975)	(80,264)

Financial income:
Interest and gains on financial investments	-	1,855	5,675	19,209
Foreign exchange variations on assets	2,766	5,762	1,392	12,634
Gains on financial instruments	12,416	19,440	41,123	102,094
Other	178	2,200	133	2,531

	15,360	29,257	48,323	136,468

Net financial income	10,870	9,064	20,348	56,204

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED) – Continued
Period from July 1 to September 30 2006 and 2005
(In thousands of reais)

15. Income Tax and Social Contribution

The reconciliation of income tax and social contribution expenses, calculated by applying combined statutory tax rates and the amounts presented in the result, is set forth below:

	Parent Company		Consolidated

Description	09.30.2006	09.30.2005	09.30.2006	09.30.2005

Income before income tax and
social contribution	418,052	273,014	610,292	412,386

Combined tax rate	34%	34%	34%	34%
Income tax and social contribution
based on the combined tax rate	142,138	92,825	207,499	140,211
Equity accounting and other
permanent differences	(118,218)	(92,825)	8,661	(839)

Income tax and social contribution
debited to the result	23,920	-	216,160	139,372

Effective rate	5.7%	0%	35.4%	33.8%

Current income tax and social
contribution	-	-	215,946	145,584
Deferred income tax and social
contribution	23,920	-	214	(6,212)

	23,920	-	216,160	139,372

16. Commitments

The Company leases its operating aircraft, airport terminals, other airport facilities, offices and other equipment. At September 30, 2006 the Company carried operational lease agreements on 54 aircraft (50 at June 30, 2006), with expiration dates from 2006 to 2014.

The following table provides the obligations under current and long-term debt obligations, due to operating lease commitments and aircraft purchase commitments as of September 30, 2006:

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED) – Continued
Period from July 1 to September 30 2006 and 2005
(In thousands of reais)

16. Commitments – Continued

	12-month period ending September, 30
						Beyond
	2006	2007	2008	2009	2010	2010	Total

Operating lease
commitments (1)	338,790	275,806	223,244	137,321	93,750	206,837	1,275,748
Pre-delivery deposits (2)	82,693	116,003	80,206	66,748	69,998	81,424	497,072
Aircraft purchase
commitments (3)	233,704	327,846	226,676	188,640	194,435	227,858	1,399,160

Total	655,188	719,655	530,126	392,709	358,183	516,119	3,171,980

(1)
The future commitments based on the operating lease contracts are denominated in U.S. Dollars. The Company has letters of credit in the amount of R$ 50,650 as guarantee of payments for aircraft leasing.

(2)
The Company makes payments arising from the construction phase for aircraft acquisitions utilizing the proceeds from equity and debt financings, cash flow from operations, short and medium-term credit lines and supplier financing.

(3)
The Company has a purchase contract with Boeing for acquisition of Boeing 737-800 Next Generation aircraft being currently 61 firm orders and 34 purchase options. The firm orders have an approximate value of R$ 9,327 million (corresponding to approximately US$ 4,290 million) based on the aircraft list price, including estimated amounts for contractual price escalations and pre-delivery deposits during the phase of the aircraft construction. The commitments arising from the aircraft acquisition not include the portion that will be financed by long-term financings with guarantee of the aircraft by the U.S. Exim Bank (Exim), corresponding to 85% of the total cost of the aircraft. The Company has entered into sale-leaseback agreements for eight Boeing 737-800 Next Generation aircraft, six of which were delivered during the third quarter of 2006, and two which will be delivered during the fourth quarter of 2006.

17. Employees

The Company has a profit sharing plan and stock option plans. The employee profit sharing plan is linked to the economic and financial results measured based on the Company’s performance indicators that assume the achievement of the Company’s, its business units’ and individual performance goals. On September 30, 2006, the accrual constituted based on Management’s estimates and forecasts is R$ 15,031 (R$ 18,706 on September 30, 2005).

At January 2, 2006, the Compensation Committee, within the scope of its functions and in conformity with the Company’s Stock Option Plan, approved the granting of 99,816 options for the purchase of the Company’s preferred shares at the price of R$ 47.30 per share.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED) – Continued
Period from July 1 to September 30 2006 and 2005
(In thousands of reais)

17. Employees – Continued

The transactions are summarized below:

	Stock	Weighted average
	options	price for the year

Outstanding at December 31, 2005	321,251	11.21
Granted	99,816	47.30
Exercised	-	-

Outstanding at March 31, 2006	421,067	19.76
Granted	-	-
Exercised	233,833	3.04

Outstanding at June 30, 2006	187,234	40.65
Granted	-	-
Exercised	-	-

Outstanding at June 30, 2006	187,234	40.65

Quantity of options to be exercised at December 31, 2004	507,765	3.04
Quantity of options to be exercised at December 31, 2005	158,353	6.50
Quantity of options to be exercised at March 31, 2006	254,573	6.91
Quantity of options to be exercised at June 30, 2006	36,984	36.90
Quantity of options to be exercised at September 30, 2006	17,484	33.06

The weighted average fair values on the granting dates of the stock options, at September 30, 2006, were R$ 18.81 and R$ 38.72 respectively, and they were estimated based on the Black-Scholes stock option pricing model, assuming a 1.5 % dividend payment, an expected volatility of approximately 46%, a weighted average risk free rate of 14.7 % and a average maturity of 3.8 years.

The accounting practices adopted in Brazil do not require recognition of compensation expenses through the Company’s stock options. If the Company had recorded in its results the compensation expenses by means of stock options, based on the fair value on the date of the options granting, the income of the third quarter of 2006 would have been R$ 275 lower (R$ 2,091 in the third quarter of 2005 and R$ 8,632 in the year of 2005).

The exercise price interval and the remaining weighted average maturity of the outstanding options, as well as the exercise price interval for the options to be exercised at September 30, 2006 are summarized below:

Outstanding Options				Options to be exercised

	Outstanding	Remaining	Weighted	Options to be	Weighted
Exercise price	options at	weighted average	average	exercised	average
interval	09/30/2006	maturity	exercise price	09/30/2006	exercise price

33.06	87,418	3.25	33.06	17,484	33.06
47.30	99,816	4.25	47.30	-	47.30

33.06-47.30	187,234	3.78	40.65	17,484	33.06

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED) – Continued
Period from July 1 to September 30 2006 and 2005
(In thousands of reais)

18. Financial Derivative Instruments

The Company is exposed to several market risks arising from its operations. Such risks involve mainly the effects of changes in fuel price and foreign exchange rate risk, in view that its revenues are generated in Reais and the Company has significant commitments in US dollars, credit risks and interest rate risks. The Company uses derivative financial instruments to minimize those risks. The Company maintains a formal risk management policy under the management of its executive officers, its Risk Policy Committee and its Board of Directors.

The management of these risks is performed through control policies, establishing limits, as well as other monitoring techniques, mainly mathematical models adopted for the continuous monitoring of exposures. The exclusive investment funds in which the Company and its subsidiary Gol are quota holders are used as means for the risk coverage contracting according to the Company’s risk management policies.

Airlines are exposed to aircraft fuel price change effects. Aircraft fuel consumption in the third quarter of 2006 and 2005 represented approximately 42.4% and 38.2% of the Company’s operating expenses, respectively. The Company periodically uses future contracts, swaps and oil options and its derivatives to manage those risks. The purpose of the fuel hedge is the fuel acquisition operating expenses. As the aircraft fuel is not traded on a commodities exchange, the liquidity and alternatives for contracting hedge operations of that item are limited. However, the Company has found effective commodities to hedge aircraft fuel costs, mainly crude oil. Historically, oil prices have been highly related to aircraft fuel prices, which makes oil derivatives effective in compensating oil price fluctuations, in order to provide short-term protection against sudden fuel price increases. The futures contracts are listed on NYMEX, swaps are contracted with prime international banks and the options can be either those listed on NYMEX or those traded with prime international banks.

The Company also engages in financial derivative instruments agreements with first-tier banks for cash management purposes. The financial derivative instruments are composed of synthetic fixed income option agreements and swaps contracts to obtain the Brazilian overnight deposit rate for investments made at fixed-rates or denominated in dollars.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED) – Continued
Period from July 1 to September 30 2006 and 2005
(In thousands of reais)

18. Derivative Financial Instruments – Continued

a) Fuel price risk

The Company’s derivatives contracts, at September 30, 2006, are summarized as follows (in thousands, except otherwise indicated):

	09.30.2006	12.31.2005

Fair value of derivative financial instruments at the end of the period	R$ (3,526)	R$ 8,464
Average term (months)	5	8
Hedged volume (barrels)	2,144,000	1,431,000

Period ended:	09.30.2006	09.30.2005

Gains with hedge effectiveness recognized as aircraft fuel expenses	R$ 0	R$ 3,342
Gains (Losses) with hedge ineffectiveness recognized as financial income	R$ (322)	-
Current percentage of hedged consumption (during the quarter)	85%	52%

The Company utilizes financial derivative instruments as hedges to decrease its exposure to jet fuel price increases for short-term time frames. The Company currently has a combination of purchased call options, collar structures, and fixed price swap agreements in place to hedge approximately 79%, 34% and 29% of its jet fuel requirements for the fourth quarter of 2006, first quarter of 2007 and second quarter of 2007, respectively, at average crude equivalent prices of approximately US$ 76, US$ 69 and US$ 72 per barrel, respectively.

The Company classifies fuel hedge as “cash flow hedge”, and recognizes the changes of market fair value of effective hedges accounted in the shareholders’ equity until the hedged fuel is consumed. The fuel hedge effectiveness is estimated based on correlation statistical methods or by the proportion of fuel purchase expense variations that are offset by the fair market value variation of derivatives. Effective hedge results are recorded as decrease or increase in the cost of acquisition of fuel, and the hedge results that are not effective are recognized as financial income/expenses. Ineffective hedges arise when the change in the value of derivatives is not between 80% and 120% of the hedged fuel value variation. When the aircraft fuel is consumed and the related derivative financial instrument is settled, the unrealized gains or losses recorded in shareholders’ equity are recognized as aircraft fuel expenses. The Company is exposed to the risk that periodic changes will not be effective, as defined, or that the derivatives will no longer qualify for recording unrealized gains or losses in the equity. As periodic changes in the fair value of derivatives are ineffective, such “ineffectiveness” is recognized in the same period as the estimated fuel consumption occurs.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED) – Continued
Period from July 1 to September 30 2006 and 2005
(In thousands of reais)

18. Derivative Financial Instruments – Continued

a) Fuel price risk – Continued

Ineffectiveness is inherent in hedging jet fuel with derivative positions based in other crude oil related commodities, especially given the magnitude of the current fair market value of the Company’s fuel hedge derivatives and the recent volatility in the prices of refined products. The Company has determined that specific hedges will not regain effectiveness in the time period remaining until settlement. Any changes in fair value of the derivative instruments are marked to market through earnings in the period of change.

During the three months ended September 30, 2006, the Company recognized approximately R$215 (US$ 98) of additional net losses in Others (gains) losses, net, related to the ineffectiveness of its hedges and the loss of hedge accounting for certain hedges. Of this net total, approximately R$107 (US$ 49) was ineffectiveness expense and mark-to-market losses related to contracts that settled during second third quarter 2006. As of September 30, 2006 there was R$2,327 (US$ 1,070) on unrealized losses with jet fuel hedges recorded in “comprehensive income”.

The fair market value of swaps is estimated by discounted cash flow methods, and the fair value of the options is estimated by the Black-Scholes model adapted to commodities options.

Market risk factor: Jet fuel price
Exchange market
Future contracts bought
	4Q06	1Q07	2Q07	Total

Nominal volume in barrels (thousands)	1,055	531	558	2,144
Nominal volume in liters (thousands)	167,724	84,418	88,711	340,853

Future agreed rate per barrel (USD)*	75.55	69.03	71.54	72.89

Total in Reais **	173,295	79,695	86,793	339,783

* Weighted average between the strikes of the collars and callspreads.
** The exchange rate at 09/30/2006 was R$ 2.1742 / US$ 1.00

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED) – Continued
Period from July 1 to September 30 2006 and 2005
(In thousands of reais)

18. Derivative Financial Instruments – Continued

b) Exchange rate risk

At September 30, 2006, the main assets and liabilities denominated in foreign currency are related to aircraft leasing and acquisition operations.

The Company’s foreign exchange exposure at September 30, 2006 is set forth below:

	Consolidated

	09.30.2006	06.30.2006

Assets
Cash and cash equivalents and financial investments	752,610	631,716
Deposits for aircraft leasing contracts	43,236	32,711
Prepaid leasing expenses	18,782	15,093
Advances to suppliers	-	14,157
Other	28,487	13,741

	843,115	707,418
Liabilities
Foreign suppliers	27,036	9,792
Operating leases payable	23,392	25,867
Insurance premium payable	-	4

	50,428	35,663

Foreign exchange exposure in R$	792,687	671,755
Total foreign exchange exposure in US$	364,588	310,380

Obligations not recorded in the balance sheet
Operating lease agreements	1,275,748	1,080,847
Obligations arising from firm orders
for aircraft purchase	1,399,160	1,517,561

Total foreign exchange exposure in R$	3,467,595	3,270,163

Total foreign exchange exposure in US$	1,594,883	1,510,956

The foreign exchange exposure concerning payable amounts resulting from operating lease operations, insurances, maintenance, and the exposure to fuel price variations caused by the foreign exchange rate are managed by hedge strategies with US dollar futures contracts and US dollar options listed on BM&F (Brazilian Mercantile and Futures Exchange). The expenses accounts that are the purpose of foreign exchange rate hedge are: fuel, lease, maintenance, insurance and international IT services expenses.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED) – Continued
Period from July 1 to September 30 2006 and 2005
(In thousands of reais)

18. Derivative Financial Instruments – Continued

b) Exchange rate risk – Continued

The Company’s Management believes that the derivatives it uses are extremely correlated to the US dollar/real foreign exchange rate in order to provide short-term protection to foreign exchange rate changes. The Company classifies the US dollar hedge as “cash flow hedges” and recognizes the fair market value variations of highly effective hedges in the same period the estimated expenses which are the purpose of the hedge occur. The market value changes of the highly effective hedges are recorded in Financial Revenues or Expenses until the period the hedged item is recognized, then they are recognized as decrease or increase in incurred expenses. The market value changes of hedges that are not highly effective are recognized as financial revenue or expense. The US dollar hedge effectiveness is estimated by statistical correlation methods or by the proportion of expenses variation that are offset by the fair market value variation of the derivatives.

The fair market value of swaps is estimated by discounted cash flow methods; the fair value of options is estimated by the Black-Scholes model adapted to the currency options; and the futures fair value refers to the last owed or receivable adjustment already accounted and not settled yet.

The Company uses short-term derivative financial instruments. The following table summarizes the position of the foreign exchange derivative contracts (in thousands, except otherwise indicated):

	09.30.2006		12.31.2005

Fair value of derivative financial instruments at the end of the period	R$	556	R$	1,249
Remaining longer period (months)		2		1
Hedged volume	R$220,137		R$	135,129

Period ended:	09.30.2006		09.30.2005

Gains with hedge effectiveness recognized in operating expenses	R$	(6,655)	R$	(2,352)
Gains with hedge ineffectiveness recognized in financial expenses	R$	(1,560)	R$	(4,480)
Current percentage of hedged consumption (during the quarter)		52%		50%

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED) – Continued
Period from July 1 to September 30 2006 and 2005
(In thousands of reais)

18. Derivative Financial Instruments – Continued

b) Exchange rate risk – Continued

The Company accounts its futures derivative instruments of foreign currencies as cash flow hedges. At September 30, 2006, the unrealized gain in the shareholders’ equity was R$ 367, net of taxes.

Market risk factor: Exchange rate
Exchange market
Future agreements bought

	October	November
	2006	2006	Total

Nominal value in dollars	37,250	40,250	77,500
Future agreed rate	2.19	2.21	2.20

Total in Reais	82,148	88,639	170,787

c) Credit risk of financial derivative instruments

The derivative financial instruments used by the Company are conducted with top quality credit counterparts, AA+ or better rated international banks, according to Moody’s and Fitch agencies or international futures exchange or the Brazilian Mercantile and Futures Exchange (BM&F). The Company believes that the risk of not receiving the owed amounts by its counterparts in the derivatives operations is not material.

d) Interest rate risk

The Company’s results are affected by fluctuations in international interest rates in US dollar due to the impact of such changes in expenses of operating lease agreements. At September 30, 2006, there were no open hedge contracts for the international interest rate risk.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED) – Continued
Period from July 1 to September 30 2006 and 2005
(In thousands of reais)

18. Derivative Financial Instruments – Continued

d) Interest rate risk – Continued

The Company’s results are also affected by fluctuations in the interest rates in Brazil, applicable both to financial investments, short-term investments, liabilities in real and to those applicable to US dollar indexed obligations, due to the impact of such changes in the market value of derivative financial instruments conducted in Brazil, in the market value of prefixed securities in real and in the remuneration of the cash balance and financial investments. The Company uses Interbank Deposit futures of the Brazilian Mercantile and Futures Exchange (BM&F) to protect itself from domestic interest rate fluctuations on the prefixed portion of its investments. At September 30, 2006, the nominal value of Interbank Deposit futures contracts traded on the Brazilian Mercantile and Futures Exchange (BM&F) totaled R$ 33,500 with periods of up to 3 years, with a total fair market value of R$ (14,280) corresponding to the last owed or receivable adjustment, already estimated and not yet settled. The total variations in market value, payments and receivables related to the DI futures are recognized as increase or decrease in financial revenues in the same period they occur.

e) Derivatives contracts applied in cash management

The Company utilizes financial derivatives instruments for cash management purposes. The Company enters into option contracts known as boxes with first tier banks and registered in the Brazilian CETIP clearing house with the objective of investing cash at pre-fixed rates. As of September 30, 2006, the total amount invested in boxes was R$ 69,000 with average term of 15 days. The Company also utilizes swaps contracts to change the remuneration of part of its short term investments to the Brazilian overnight deposit rate, the CDI. Investments in box combinations are swapped from fixed rate to a percentage of the CDI. Investments in dollar-denominated securities are swapped from dollar-based remuneration to Brazilian reais plus a percentage of CDI rate. As of September 30, 2006, the notional amount of fixed-rate swaps to CDI was R$114,000 with a fair value of R$ (54); and the notional amount of currency swaps to CDI was R$ 245,656 with a fair value or R$ 4,404. The changes in fair value of these swaps is reflected in financial income in the period of change.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED) – Continued
Period from July 1 to September 30 2006 and 2005
(In thousands of reais)

19. Insurance Coverage

Company Management maintains an insurance coverage in amounts that it deems necessary to cover possible accidents, due to the nature of its assets and the risks inherent to its activity, observing the limits established in lease agreements. On September 30, 2006 the insurance coverage, by nature, considering GOL’s aircraft fleet and in relation to the maximum indemnifiable amounts, is the following:

Aeronautic Type	R$ (000)	US$ (000)

Warranty – Hull	3,265,068	1,501,733
Civil Liability per occurrence/aircraft	1,630,650	750,000
Warranty – Hull/War	3,265,068	1,501,733
Inventories	206,549	95,000

By means of Law 10,605, as of December 18, 2002, the Brazilian government undertook to supplement possible civil liability expenses against third parties caused by acts of war or terrorist attacks, occurred in Brazil or abroad, for which GOL may be demanded, for the amounts that exceed the insurance policy limit effective at September 10, 2001, limited to the equivalent in reais to one billion US dollar.

On September 29, 2006, an aircraft performing Gol Airlines Flight 1907 from Manaus enroute to Rio with a stop in Brasilia, was involved in a mid-air collision with a aircraft of ExcelAir. The Gol aircraft, a new Boeing 737-800 Next Generation, went down in the Amazon forest and there were no survivor among the 148 passengers and six crew members. The ExcelAir aircraft, a new Embraer Legacy 135 BJ, performed an emergency landing and all of its seven occupants were unharmed. The Company continues to cooperate fully with all regulatory and investigatory agencies to determine the cause of this accident. Presently, the Company does not have sufficient information to estimate the amount of claims relating to this accident. The Company maintains insurance for the coverage of these risks and liabilities. The payments for the aircraft will be covered by the insurance maintained. The Company does not expect any liabilities arising from the accident involving Flight 1907 to have a material adverse effect on the financial position or results of operation of the Company.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED) – Continued
Periods from July 1 to September 30, 2006 and 2005 and
From January 1 to September 30, 2006 and 2005
(In thousands of reais)

APPENDIX I – STATEMENTS OF CASH FLOW

	Parent Company

	07.01.2006	07.01.2005	01.01.2006	01.01.2006
	to	to	to	to
	09.30.2006	09.30.2005	09.30.2006	09.30.2005

Net income for the period	232,232	116,798	491,079	273,014
Adjustments to reconcile net income to net cash generated
by operating activities:
Deferred income taxes	38,697	-	23,920	-
Equity accounting	(202,335)	(106,982)	(436,476)	(265,281)
Capitalized interest	-	-	-	-
Variations in operating assets and liabilities:
Accounts receivable	-	-	-	-
Prepaid expenses, taxes recoverable and other
receivables	(65,650)	(1,221)	(67,232)	(6,886)
Credit with associated companies	-	169,841	-	434,118
Suppliers	(475)	-	109	-
Taxes payable	10,189	-	(2,856)	-
Interest on shareholder’s equity	(28,628)	-	17,251	-
Other liabilities	32,580	(197)	34,508	1,207

Net cash generated (used) in operating activities	19,310	178,239	60,303	436,172
Investment activities:
Financial investments	(141,352)	(10,282)	(280,218)	(256,243)
Investments	138,342	(119,891)	498,805	(380,233)
Deposits for leasing contracts	-	-	-	-

Net cash used in investment activities	(3,010)	(130,173)	188,587	(636,476)

Financing activities:
Capital paid	473	-	2,450	-
Capital increase	-	-	-	271,330
Total comprehensive income, net of taxes	(7,715)	-	(8,371)	-
Dividends paid	(32,050)	-	(193,389)	(60,003)
Liabilities with associated companies	-	(51,402)	-	-

Net cash generated in financing activities	(39,292)	(51,402)	(199,310)	211,327

Net cash addition	(22,992)	(3,336)	49,580	11,023
Cash and cash equivalents at the beginning of the year	109,204	18,661	36,632	4,302

Cash and cash equivalents at the end of the year	86,212	15,325	86,212	15,325

Transactions not affecting cash
Additional information:
Income tax and social contribution paid during the quarter	-	3,167	-	5,043

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED) – Continued
Periods from July 1 to September 30, 2006 and 2005 and
From January 1 to September 30, 2006 and 2005
(In thousands of reais)

APPENDIX I – STATEMENTS OF CASH FLOW – Continued

	Consolidated

	07.01.2006	07.01.2005	01.01.2006	01.01.2006
	to	to	to	to
	09.30.2006	09.30.2005	09.30.2006	09.30.2005

Net income for the period	232,232	116,798	491,079	273,014
Adjustments to reconcile net income to net cash generated
by operating activities:
Depreciation and amortization	16,472	8,721	44,149	24,140
Provision for doubtful accounts receivable	3,207	486	4,908	1,172
Deferred income taxes	20,766	(6,831)	214	(6,212)
Capitalized interest	(5,914)	(4,644)	(32,410)	(17,626)
Variations in operating assets and liabilities:
Receivables	(141,777)	(32,321)	(135,226)	(130,581)
Inventories	(25,359)	(7,632)	(33,736)	(10,605)
Prepaid expenses, taxes recoverable and other
receivables	(139,636)	15,928	(177,640)	4,852
Suppliers	73,114	1,922	45,692	(10,686)
Operating leases payable	-	(1,058)	-	(1,536)
Air traffic liability	81,743	2,533	93,639	33,835
Taxes payable	(3,965)	2,948	10,685	(2,981)
Payroll and related charges	13,007	15,135	31,449	9,514
Provisions for contingencies	2,109	5,707	(1,971)	6,546
Interest on shareholder’s equity	5,078	-	17,251	-
Other liabilities	23,093	(4,891)	(32,403)	(19,441)

Net cash generated (used) in operating activities	154,170	112,801	325,680	153,405
Investment activities:
Financial investment	(132,409)	67,238	(199,686)	(107,230)
Investments	56	(250)	(511)	(489)
Deposits for leasing contracts	7,630	4,150	(12,301)	6,843
Acquisition of property, plant and equipment	27,063	(166,135)	(196,931)	(330,236)
Deferred acquisition	-	(1,849)	-	(4,635)

Net cash used in investment activities	(97,660)	(96,846)	(409,429)	(435,747)

Financing activities:
Short-term borrowings	201,245	(57,878)	820,533	(51,671)
Capital paid	473	-	2,450	-
Capital increase	-	-	-	271,330
Total comprehensive income, net of taxes	(7,715)	-	(8,371)	-
Dividends paid	(32,050)	-	(193,389)	(60,013)

Net cash generated in financing activities	161,953	(57,878)	621,223	159,646

Net cash addition	218,463	(41,923)	537,474	(122,696)
Cash and cash equivalents at the beginning of the year	448,315	324,957	129,304	405,730

Cash and cash equivalents at the end of the year	666,778	283,034	666,778	283,034

Transactions not affecting cash
Additional information:
Special goodwill reserve	13,624	-	15,082	29,187
Interest paid during the quarter	24,497	8,812	51,409	19,257
Income tax and social contribution paid during the quarter	69,352	57,391	198,677	144,415

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED) – Continued
Periods from July 1 to September 30, 2006 and 2005 and
From January 1 to September 30, 2006 and 2005
(In thousands of reais)

APPENDIX II – PRO FORMA CONSOLIDATED VALUE ADDED STATEMENTS

		Parent Company

	07.01.2006	07.01.2005	01.01.2006	01.01.2006
	to	to	to	to
	09.30.2006	09.30.2005	09.30.2006	09.30.2005

REVENUES
Passenger, cargo and other transportation	48,665	-	48,665	-
Provision for doubtful accounts receivable	-	-	-	-

INPUT ACQUIRED FROM THIRD PARTIES (includes
ICMS and IPI)
Fuel and lubricant suppliers	-	-	-	-
Material, energy, third-party services and other	(2,049)	(1,054)	(6,756)	(1,331)
Aircraft insurance	-	-	-	-
Sales and marketing	-	-	-	-

GROSS VALUE ADDED	46,616	(1,054)	41,909	(1,331)

RETENTIONS
Depreciation and amortization	-	-	-	-

NET VALUE ADDED GENERATED BY THE COMPANY	46,616	(1,054)	41,909	(1,331)

VALUE ADDED RECEIVED IN TRANSFER
Results of the Corporate Interest	202,335	106,982	436,476	265,281

Interest income (expense)	(7,826)	10,870	(60,333)	9,064

TOTAL VALUE ADDED TO BE DISTRIBUTED	241,125	116,798	418,052	273,014

VALUE ADDED DISTRIBUTION
Employees	-	-	-	-
Government	(38,397)	-	(23,920)	-
Financing companies	-	-	-	-
Leasers	-	-	-	-
Shareholders	26,543	-	9,816	-
Reinvested	(229,771)	(116,798)	(403,948)	(273,014)

TOTAL DISTRIBUTED VALUE ADDED	(241,125)	(116,798)	(418,052)	(273,014)

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE QUARTERLY INFORMATION (UNAUDITED) – Continued
Periods from July 1 to September 30, 2006 and 2005 and
From January 1 to September 30, 2006 and 2005
(In thousands of reais)

APPENDIX II – PRO FORMA CONSOLIDATED VALUE ADDED STATEMENTS – Continued

		Consolidated

	07.01.2006	07.01.2005	01.01.2006	01.01.2006
	to	to	to	to
	09.30.2006	09.30.2005	09.30.2006	09.30.2005

REVENUES
Passenger, cargo and other transportation	1,125,689	724,608	2,900,153	1,924,199
Provision for doubtful accounts receivable	(3,207)	(486)	(9,798)	(4,719)

INPUT ACQUIRED FROM THIRD PARTIES (includes
ICMS and IPI)
Fuel and lubricant suppliers	(357,711)	(208,711)	(895,773)	(547,499)
Material, energy, third-party services and other	(112,647)	(80,841)	(365,961)	(222,488)
Aircraft insurance	(7,540)	(8,025)	(20,365)	(21,454)
Sales and marketing	(126,041)	(80,439)	(329,001)	(231,096)

GROSS VALUE ADDED	518,543	346,106	1,279,255	896,943

RETENTIONS
Depreciation and amortization	(16,473)	(8,721)	(44,149)	(24,140)

NET VALUE ADDED GENERATED BY THE COMPANY	502,070	337,385	1,235,106	872,803

VALUE ADDED RECEIVED IN TRANSFER
Interest income (expense)	25,167	29,160	38,023	75,461

TOTAL VALUE ADDED TO BE DISTRIBUTED	527,237	366,545	1,273,129	948,264

VALUE ADDED DISTRIBUTION
Employees	(111,432)	(64,802)	(280,383)	(172,638)
Government	(150,105)	(82,174)	(326,298)	(215,586)
Financing companies	(24,497)	(8,812)	(51,409)	(19,257)
Leasers	(38,475)	(93,959)	(220,907)	(267,769)
Shareholders	17,894	-	9,816	-
Reinvested	(220,622)	(116,798)	(403,948)	(273,014)

TOTAL DISTRIBUTED VALUE ADDED	(527,237)	(366,545)	(1,273,129)	(948,264)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 30, 2006

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Executive Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.